FOR IMMEDIATE RELEASE

NEWS RELEASE

Winter Program Intersecting Uranium Zones: Drilling to Continue

Vancouver, Canada,  May 29th, 2007 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) is pleased to report  on drill and work progress on three uranium projects in the Athabasca Basin Area.

West McArthur project; Mitsubishi Option

Drilling has been underway on the West McArthur property since late February, and four drill holes  WMA 008-011 have been completed in the vicinity of the Western Anomaly.  In one hole, WMA 010, uranium mineralization was intersected. The following information details the preliminary results from this drill hole.

Drillhole WMA010 was targeted on a Time Domain ElectroMagnetic moving loop anomaly, 800 metres north of 2006 holes WMA003 and 005.  These two earlier holes intersected moderate to strong hydrothermal alteration at and below the unconformity.

WMA010 intersected the unconformity at 867.1 metres with a significant zone of hydrothermal alteration.  The alteration zone starts at 765 metres in the form of bleaching, followed by silicification from 826 to 839 metres. Strong bleaching and clay alteration continues below this through a major zone of fracturation with breccia and fault gouges from 836 to 840 metres. The alteration persists into the basement to 905 metres.

A 3-metre mineralised zone was intersected from 881.3 to 884.3 with a maximum of 1600 cps at 881.3 to 881.8 metres as measured by hand held scintillometer.

This mineralised zone was sampled and all samples were submitted to Saskatchewan Research Council for analysis.  Sample assays are expected to take 6-8 weeks.

An additional hole targeting the postulated southern extension of the new target was commenced on May 15, but did not intersect the zone.  The Company has received  approval from its partner, Mitsubishi Development Pty Ltd. for additional drilling on the property extending into June .

Stewart Island Drill program: 100% CanAlaska

The Company has also been drilling shallow unconformity targets on the Lake Athabasca project south of the historical Gunnar mine.  To date the Company has completed five holes  in the vicinity of the Stewart island uranium deposit.   All holes intercepted hematitic sandstone units with local epithermal style vuggy brecciation and alteration.   The unconformity was intercepted at an average of 49 metres below surface. Elevated uranium mineralization was noted in core using hand-held scintillometer, and local zones of moderate uranium enrichment were noted.

On the Stewart Island showing itself the drilling has confirmed the uranium mineralisation at depth and  defined its environment in terms of structure, clays, and chemistry.  The two more highly prospective holes, LAA 002 and LAA006, confirm the existence of uranium mineralizing events over a considerable area of the unconformity in this area.  LAA002’s mineralised intersection included one metre of 3000 cps radiation in dark pervasively silicified sandstone, in proximity to the Stewart Island historical uranium showing.

In LAA006, located on Grouse Island,  3.5 km south east of the initial 5 holes, drilling has intercepted major  fracturation and brecciation of the sandstone from surface to the unconformity, which is at 156 metres depth. There is significant quartz-dravite flooding in the hole, with strong alteration over 20 metres into the basement rocks, associated with strong fracturation, chloritization, shearing, with replacement dravite and quartz mineralization.

Further holes are underway at Grouse Island, near where zones of similar  hematitic, brecciated and dravite altered and sandstone mineralization was mapped this past summer.

Drilling is due to continue in this area for at least the next month, further testing these zones, as well as intrusive hosted style targets, similar to that hosting the Gunnar Mine to the north of the property.

NE Project : 100% CanAlaska.

Detailed geophysics, including two zones of surface gravity surveys, has been underway over seven zones in preparation for drill testing.  Five of these zones have surface showings of uranium mineralization. Very high uranium-thorium radiation ratios detected by airborne surveys have pinpointed a number of other zones and trends which are also characterized by high uranium lake sediments and uranium in multiple rock types, both in outcrop and in glacial boulder trains.

Figure 1. McGuire Alteration Zone NE Project

The Company remains optimistic for the discovery of near surface basement hosted uranium mineralization in this area of the Wollaston Uranium belt.  Mineralized zones sampled by surface teams over the past two years indicate that basement uranium mineralization is hosted in high grade pitchblende stringer zones, as well as in brecciated intrusive rocks.

The Company is awaiting the arrival of a replacement drill team.  This new drill team is expected to be on site for July drilling.

The Qualified Person for this news release is Peter Dasler, P.Geo.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  In 2005/2006, CanAlaska expended over Cdn$15 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets.  Initial drilling results from the West McArthur Project (now under an earn-in option to Mitsubishi Development Pty. Ltd.) revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition.  Active drilling and exploration will continue in the winter of 2007 at West McArthur and at 4 other significant projects.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

May 29th, 2007